UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 Pineapple Holdings, Inc.
(Name of Issuer) Common Stock, $0.05 par value per share
(Title of Class of Securities) 72303P107
(CUSIP Number)

Scott Honour 315 East Lake Street Suite 301 Wayzata, MN 55391 Telephone: (952) 456-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72303P107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Northern Pacific Growth Investment Advisors, LLC I.D. No. 47-2737367
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF	7	SOLE VOTING POWER 2,733,062 (1)(2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER NONE
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,733,062 (1)(2)
WITH	10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,733,062 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.76%
14	TYPE OF REPORTING PERSON (See Instructions) OO

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(1) 12,500 shares of common stock, par value of $0.05 per share of the Issuer (as defined below) (the “Common Stock”) are held directly by the Reporting Person (as defined below) and the remaining 2,720,562 shares of Common Stock are held indirectly by the Reporting Person through Lake Street Solar LLC (“Lake Street Solar”).

(2) 301,587 of the shares of Common Stock beneficially owned by the Reporting Person indirectly through Lake Street Solar are being held in escrow by a third-party escrow agent, and will be distributed according to the terms of an escrow agreement that was entered into on March 28, 2022, by and among the Issuer and certain Pineapple Energy LLC (“Pineapple”) shareholders (the "Escrow Agreement"), which states that if the volume weighted average trading price of the Common Stock for the 30 consecutive trading days beginning on April 4, 2022 ("VWAP ") is $8.00 per share of Common Stock or higher, the Reporting Person shall receive all of the 301,587 escrowed shares of Common Stock; however, to the extent the VWAP is below $8.00, the number of shares of Common Stock to be issued shall be reduced in accordance with the formula outlined in Section 6(c)(ii) of the Escrow Agreement.

Item 1 – Security and Issuer

(a) This statement on Schedule 13D relates to the common stock of Pineapple Holdings, Inc., a Minnesota corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 315 East Lake Street, Suite 301, Wayzata, MN 55391.

Item 2 - Identity and Background

This Schedule 13D is being filed on behalf of Northern Pacific Growth Investment Advisors, LLC, a Minnesota LLC (the “Reporting Person”). The address of the principal business office of the Reporting Person is 315 East Lake Street Suite 301 Wayzata, MN 55391. The principal business occupation of the Reporting Person is to make venture capital investments in private and public companies. The managing members and executive officers of the Reporting Person, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto.

During the last five years, the Reporting Person has not, and to the best of the Reporting Person’s knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference. As discussed in further detail in Item 4, the shares of Common Stock acquired by the Reporting Person were acquired (i) in exchange for units of Pineapple and (ii) as earn-out consideration.

Item 4 - Purpose of Transaction

On March 28, 2022 (the “Closing Date”), the Issuer, formerly known as Communications Systems, Inc., completed its previously announced merger transaction with Pineapple in accordance with the terms of that certain Agreement and Plan of Merger dated March 1, 2021, as amended by an Amendment No. 1 to Merger Agreement dated December 16, 2021 (collectively the “merger agreement”), by and among the Issuer, Helios Merger Co., a Delaware corporation and a wholly-owned subsidiary of the Company (the “Merger Sub”), Pineapple, Lake Street Solar as the Members’ Representative, and Randall D. Sampson as the Shareholders’ Representative, pursuant to which Merger Sub merged with and into Pineapple, with Pineapple surviving the merger as a wholly-owned subsidiary of the Company (the “merger”).

The foregoing description of the merger agreement does not purport to be complete and is qualified in its entirety by the full text of the merger agreement and the amendment thereto, which are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

In connection with the merger, the Reporting Person acquired (i) 12,500 shares of Common Stock, in exchange for 50,000 Class C Units of Pineapple and (ii) through Lake Street Solar indirectly acquired (ii) (a) 1,578,302 shares of Common Stock in exchange for 16,150,000 Class A Units of Pineapple and (ii) 250,000 shares of Common Stock in exchange for 1,000,000 Class C units of Pineapple.

Additionally, on the Closing Date, the Reporting Person became entitled to receive 904,760 shares of Common Stock pursuant to an "earn-out" provision (the "Earn-Out Consideration") in the merger agreement, which entitled certain Pineapple shareholders to receive additional shares of Common Stock if a funding-related condition to the closing of the merger was satisfied by Pineapple or waived by the Issuer. Of the 904,760 shares of Common Stock of Earn-Out Consideration, 301,587 shares of Common Stock are being held in escrow by a third-

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party escrow agent, and will be distributed according to the terms of an escrow agreement that was entered into on the Closing Date by and among the issuer and certain Pineapple shareholders (the "Escrow Agreement"), which states that if the volume weighted average trading price of the Common Stock for the 30 consecutive trading days beginning on April 4, 2022 ("VWAP ") is $8.00 per share of Common Stock or higher, the Reporting Person shall receive all of the 301,587 escrowed shares of Common Stock; however, to the extent the VWAP is below $8.00, the number of shares of Common Stock to be issued shall be reduced in accordance with the formula outlined in Section 6(c)(ii) of the Escrow Agreement. The remaining 603,173 shares of Earn-Out Consideration were issued to the Reporting Person in connection with the closing of the Merger. The closing price of the Common Stock on the Closing Date was $8.18.

The foregoing description of the Escrow Agreement does not purport to be complete and is qualified in its entirety by the full text of the Escrow Agreement, which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference. The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,733,062 shares of Common Stock beneficially owned by the Reporting Person, representing 36.76% of the 7,435,586 shares outstanding as reported in the Issuer’s Form 8-K filed on March 29, 2022 following the completion of the merger.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

99.1	Agreement and Plan of Merger dated March 1, 2021 (incorporated by reference as Exhibit 2.1 to Current Report on Form 8-K filed on March 3, 2021).
99.2	Amendment No. 1 to Merger Agreement dated December 16, 2021 (incorporated by reference as Exhibit 2.1 to Current Report on Form 8-K filed with the SEC on December 20, 2021).
99.3	Escrow Agreement

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The filer must sign the filing and certify that the information is true, complete and correct. If the filer is an entity, the filing must be signed by an authorized officer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2022
Date /s/ Scott Honour
Signature Chief Executive Officer of Northern Pacific Growth Investment Advisors, LLC
Name/Title

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Schedule A

The managing members and executive officers of Northern Pacific Growth Investment Advisors, LLC are listed in the table below, along with the citizenship of each managing member and executive officer. The principal business address of each managing member and executive officer is 315 East Lake Street Suite 301 Wayzata, MN 55391.

Name	Position	Citizenship
Scott Honour	Chief Executive Officer and Managing Member	United States
Corey Campbell	Chief Financial Officer	United States
Jeffrey Greiner	Managing Member	United States

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